SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


                         20 MAY 2004

                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Annual Report and Accounts announcement made on 20 May 2004







                                                                  May 20, 2004


PRELIMINARY RESULTS - YEAR TO MARCH 31, 2004

FOURTH QUARTER HIGHLIGHTS


Group turnover up 1 per cent, excluding the impact of mobile termination rate reductions, at GBP4,787 million. Maintained after mobile termination rate reductions

New wave turnover of GBP1,078 million, up 38 per cent

Profit before taxation, goodwill amortisation and exceptional items of GBP459 million, down 6 per cent. Up 8 per cent before leaver costs

Earnings per share before goodwill amortisation and exceptional items, maintained at 3.9 pence. Up 13 per cent before leaver costs

Net debt of GBP8,425 million, 12 per cent lower than previous year

ICT contract wins of GBP2.3 billion in the quarter

Broadband end users approaching 2.5 million at May 14, 2004



FULL YEAR HIGHLIGHTS


Group turnover maintained, excluding the impact of mobile termination rate reductions, at GBP18,519 million. Down 1 per cent after mobile termination rate reductions

New wave turnover of GBP3,387 million, up 30 per cent

Profit before taxation, goodwill amortisation and exceptional items of GBP2,016 million, up 10 per cent

Earnings per share before goodwill amortisation and exceptional items of
16.9 pence, up 19 per cent

Full year dividend of 8.5 pence per share, up 31 per cent

Free cash flow before acquisitions, disposals and dividends of GBP2.1 billion, up 21 per cent

Further significant improvements in customer satisfaction

The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted is set out on pages 18 to 23.



Chairman's statement

Sir Christopher Bland, Chairman, said:

"The group has continued to make good progress this year, and delivered strong financial results while continuing to transform the business. New wave revenues, including ICT, broadband, mobility and managed services, grew by 30 per cent to GBP3,387 million. Earnings per share* grew by 19 per cent to 16.9 pence, almost doubling in two years.

"We generated free cash flow of over GBP2 billion and reduced net debt to GBP8.4 billion while continuing to invest for the future. Our net debt is now one third of the level three years ago.

"I am pleased to announce a full year dividend of 8.5 pence which is 31 per cent up on last year and four times higher than two years ago. "These results demonstrate our continuing ability to reduce debt, reward our shareholders and build for the future."

Chief Executive's statement

Ben Verwaayen, Chief Executive, said:

"In our transformation process the fourth quarter was very encouraging. The results from our new wave businesses show our strategy is working. We grew new wave revenues by 38 per cent in the fourth quarter which more than offset the decline in revenue from the traditional business. The ICT order book continues to grow strongly with GBP2.3 billion of orders in the fourth quarter, taking orders for the full year to more than GBP7 billion.
"We are enabling broadband Britain. We now have approaching 2.5 million connections, a 162 per cent increase in a year. We aim to have over 99 per cent of the UK broadband enabled within a year, putting the UK towards the top of the broadband league.
"Our transformation of the business will continue to accelerate. We expect the environment to remain challenging but we will also increase our investment to build on the significant progress already achieved. Our actions and future plans give us confidence in our strategy for the future."

*Before goodwill amortisation and exceptional items.



RESULTS FOR THE FOURTH QUARTER AND
YEAR ENDED MARCH 31, 2004


                   Fourth Quarter                    Year
                    2004    2003     Better      2004     2003        Better
                                     (worse)                          (worse)
                    GBPm    GBPm         %       GBPm     GBPm            %

Group turnover     4,787   4,778         -     18,519   18,727           (1)

EBITDA before
exceptional
items              1,412   1,511        (7)     5,816    5,805            -

EBITDA before
exceptional
items and
leaver costs       1,561   1,582        (1)     6,018    6,081           (1)

Profit before
taxation
- before
goodwill
amortisation
and
exceptional
items                459     490        (6)     2,016    1,829           10
- after
goodwill
amortisation
and
exceptional
items                423   1,717       (75)     1,948    3,157          (38)

Earnings per
share
- before
goodwill
amortisation,
exceptional
items and
leaver costs         5.1p    4.5p       13       18.5p    16.5p          12
- before
goodwill
amortisation
and
exceptional
items                3.9p    3.9p        -       16.9p    14.2p          19
- after
goodwill
amortisation
and
exceptional
items                3.5p   19.1p      (82)      16.4p    31.2p         (47)

Capital
expenditure          844     724       (17)     2,673    2,445           (9)

Free cash flow       819     931       (12)     2,071    1,708           21

Net debt                                        8,425    9,573           12


The commentary focuses on the results before goodwill amortisation and exceptional items. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group.
The full profit and loss account, cash flow statement and balance sheet are provided on pages 18 to 23. A reconciliation of EBITDA to group operating profit is provided on page 31.

GROUP RESULTS
Fourth quarter results
During the fourth quarter we continued to strengthen our position whilst driving the transformation of our business. Turnover was maintained year on year at GBP4,787 million. Excluding the regulatory reductions to mobile termination rates the underlying turnover increased by 1.4 per cent, which compares to a decline of 1.4 per cent in the third quarter. The operating results in the quarter were impacted by leaver costs of GBP149 million (GBP71 million last year). Excluding leaver costs, earnings per share before goodwill amortisation and exceptional items increased by 13 per cent to 5.1 pence compared to quarter four last year.

The growth in new wave turnover accelerated to 38 per cent, reaching GBP1,078 million in the quarter, compared to growth of 25 per cent and 31 per cent in the second and third quarters, respectively. New wave turnover accounted for 23 per cent of the group's turnover compared to 16 per cent in the fourth quarter of last year. New wave turnover is mainly generated from Information and Communications Technology (ICT) solutions, broadband, mobility and managed services. Broadband turnover grew by 112 per cent to GBP165 million. The growth of ICT turnover to GBP805 million reflects our strong order book, including our new NHS contracts which generated revenues of GBP77 million in the quarter. The fourth quarter is generally the strongest quarter and builds on the momentum gained during the year.

The strong growth in new wave turnover, our ICT order book and the growth in broadband show our strategy is working. We have announced a strategic go-to-market communications and IT alliance with HP which will address mutual growth opportunities in the global information and communications market place. Under this alliance BT and HP have entered into managed services agreements with a combined value of $1.5 billion over the next seven years. To build on this success we will be making further investment within our new wave businesses to accelerate the pace of this transformation.

Turnover from the group's traditional businesses declined by 7 per cent. This decline reflects regulatory intervention, competition, price reductions and technological changes that we are using to drive customers from traditional services to better value and more flexible new wave services, such as broadband and IPVPN's.

Total consumer turnover in the fourth quarter was 2 per cent lower (1 per cent lower excluding the impact of reductions to mobile termination rates) year on year, compared to the 3 per cent decline last quarter. The underlying 12 month rolling average revenue per customer household (net of mobile termination charges) of GBP268 declined by GBP1 compared to the last quarter.

With effect from July 1, 2004 we are building on the success of the BT Together family of packages and simplifying our pricing structure. This will bring low call charges and reductions in line rental to our three BT Together fixed monthly fee packages and will make it easier for customers to compare the value they get from BT with similar offerings from competitors. Existing standard rate customers will be moving to join the existing 5 million BT Together option 1 customers.

The success of broadband and the BT Together packages provide greater certainty to our customers and to BT with a committed revenue stream.

BT Business Plan, launched in January 2003, has successfully increased take up by over 23 per cent compared to the third quarter, serving 267,000 business locations (175,000 customers) by March 31, 2004. This, together with our BT Local Business activity has helped mitigate the decline in the traditional business as well as the growth in new wave turnover of 43 per cent. As a result, turnover from smaller and medium sized businesses declined by only 1 per cent (maintained excluding the impact of reductions to mobile termination rates), compared to the 6 per cent decline last quarter.

Major Corporate (UK and international) turnover increased by 8 per cent to GBP1,652 million with the strong growth in new wave turnover offsetting the decline in traditional UK services. There is a continued migration from traditional voice only services to managed ICT solutions contracts. The fourth quarter typically benefits from higher solutions revenues and in addition the new NHS contracts have contributed to the turnover in the quarter. ICT contract wins amounted to more than GBP2 billion for the second successive quarter.

Wholesale (UK and Global Carrier) turnover fell by 7 per cent (4 per cent decrease excluding the impact of reductions to mobile termination rates). Growth in new wave turnover of 83 per cent from our UK Wholesale business was driven by broadband and managed services, which compensated for the majority of the decline in our UK Wholesale prices. The international carrier business turnover declined by 26 per cent in the fourth quarter partly impacted by lower revenues from AT&T as well as the general decline in global carrier revenues.

Our estimates of one of our measures of market share, as measured by the volume of fixed to fixed voice minutes, are based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical trends. As a result of revisions to Ofcom's historical data, which were announced on May 19, we have revised our historical market share estimates. Our own actual minutes are unchanged. Ofcom's revisions have added approximately 600 million minutes to the fixed to fixed voice market in the first quarter of this year.

BT's estimated consumer market share declined by 0.5 per cent in the fourth quarter to 69 per cent compared to last quarter, and by an estimated 2.9 per cent compared to the fourth quarter of last year. The estimated business market share declined by 0.8 per cent in the fourth quarter to 40 per cent compared to last quarter, and by an estimated 3.6 per cent compared to the fourth quarter of last year.

Group operating costs before goodwill amortisation, exceptional items and leaver costs were reduced by 1 per cent compared to the fourth quarter of last year reflecting the group's continued focus on operational efficiency and effectiveness initiatives offset by investment in new wave businesses. Leaver costs increased in the quarter to GBP149 million (GBP71 million last year) with the number of staff in post declining by 5 per cent since March 31, 2003 to 99,900 employees. Net staff costs, excluding leaver costs, increased by GBP40 million to GBP875 million due to the impact of increases in pay rates, national insurance and the SSAP24 pension charge, offset by improved efficiency. Payments to other telecommunication operators were GBP58 million (6 per cent) higher than last year mainly reflecting lower net charges in the prior year. Other operating costs (excluding goodwill amortisation and exceptional items) were reduced by GBP91 million largely due to efficiency cost savings arising mainly from marketing, billing and general overheads.

Depreciation was GBP37 million lower than the fourth quarter of last year at GBP740 million reflecting more efficient capital expenditure over recent years. As a result of these cost reductions the group operating profit margin before goodwill amortisation, exceptional items and leaver costs was 17.1 per cent, an increase of 0.3 percentage points on the fourth quarter of last year. Group operating profit before goodwill amortisation, exceptional items and leaver costs increased by 2 per cent compared to the fourth quarter of last year. This performance reflects improvement in BT Global Services which achieved its first positive operating profit in the quarter, offset by lower profits in the group's Retail and UK Wholesale businesses. The GBP78 million increase in leaver costs means that group operating profit, before goodwill amortisation and exceptional items, after leaver costs was 8 per cent lower than the fourth quarter of last year.

BT's share of associates and joint ventures operating losses before goodwill amortisation and exceptional items was GBP6 million in the quarter (GBP19 million profit last year).

Net interest payable before exceptional items was GBP222 million for the quarter, an improvement of GBP44 million against last year as a result of the reduction in the level of net debt. Profit before taxation, goodwill amortisation and exceptional items of GBP459 million in the quarter decreased by 6 per cent and includes the impact of the GBP78 million increase in leaver costs.

The taxation rate on the profit before exceptional items and goodwill amortisation was 26.8 per cent in the quarter (32.4 per cent last year). The lower effective tax rate reflects reduced overseas losses for which relief is not available and greater tax efficiency in the group.

Earnings per share before goodwill amortisation and exceptional items were maintained compared to the fourth quarter last year at 3.9 pence. Earnings per share before goodwill amortisation, exceptional items and leaver costs were up 13 per cent at 5.1 pence for the quarter.


Full year results


Group turnover decreased by 1 per cent to GBP18,519 million in the year (maintained excluding the impact of reductions to mobile termination rates). New wave turnover grew by 30 per cent to GBP3,387 million in the year driven by strong growth in ICT solutions and broadband. This offsets the decline in traditional turnover of 5 per cent (excluding the impact of reductions to mobile termination rates). New wave turnover represents 18 per cent of the group's turnover for the year compared to 14 per cent last year.

Group operating profit before goodwill amortisation and exceptional items at GBP2,892 million for the year was 4 per cent higher than the prior year. The main reasons for this increase include cost efficiencies achieved during the year, improved performance of BT Global Services and lower leaver costs.

BT's share of associates and joint ventures operating losses before goodwill amortisation and exceptional items was GBP8 million (GBP181 million profit last year). The prior year includes the results of our interest in Cegetel which was sold in January 2003.

Net interest payable before exceptional items was GBP886 million for the year, an improvement of GBP260 million against last year as a result of the reduction in the level of net debt.

The above factors have resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of GBP2,016 million, a 10 per cent increase, reflecting the improved operating results of the group and lower net interest costs.

The taxation charge for the year was GBP568 million on the profit before exceptional items and goodwill amortisation, an effective rate of 28.2 per cent (32.7 per cent last year).

Earnings per share before goodwill amortisation and exceptional items were 19 per cent higher at 16.9 pence for the year.


Exceptional items and goodwill


Net exceptional items in the quarter reduced profit before taxation by GBP33 million. This includes our share of an exceptional goodwill impairment charge made by one of our associates, Albacom, which reduced BT's profit before tax by GBP26 million and net exceptional operating costs of GBP7 million.

Other exceptional items in the full year include a charge for the premium on buying back bonds (GBP89 million), a credit from the one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell (GBP34 million) and the profit on disposal of the group's 7.8 per cent interest in Inmarsat (GBP32 million). These net exceptional items resulted in a full year charge before tax of GBP56 million.

Goodwill amortisation was GBP3 million for the quarter (GBP6 million last year). Earnings per share after goodwill amortisation and exceptional items were
3.5 pence in the quarter compared to 19.1 pence last year reflecting the net exceptional credit in 2002/3 relating to the sale of our interest in Cegetel. This also had an impact on the full year earnings per share after goodwill amortisation and exceptional items which were 16.4 pence compared to 31.2 pence last year.


Dividends


In line with the policy announced in November 2003, the Board recommends a final dividend of 5.30 pence per share to shareholders, amounting to GBP454 million. This will be paid, subject to shareholder approval, on September 6, 2004 to shareholders on the register on August 6, 2004. The full year dividend has increased by 31 per cent to 8.50 pence per share, compared to 6.50 pence last year. This year's dividend pay out ratio is 50 per cent of earnings before goodwill amortisation and exceptional items and we expect this to increase to around 60 per cent for 2005/6.

Cash flow and net debt

Cash inflow from operating activities amounted to GBP1,568 million in the quarter. The strong cash generation enabled the early payment of GBP380 million deficiency contributions to the BT Pension Scheme, which represents most of the deficiency payments for 2004/5 and 2005/6. The full year cash flow from operating activities amounted to GBP5,389 million.

Return on investments and servicing of finance reflected a net cash inflow of GBP148 million compared to an outflow of GBP528 million in the fourth quarter last year. This movement was driven by lower interest payments following the reduction in net debt and receipt of funds (GBP303 million) on restructuring a significant part of the group's swap portfolio hedging foreign exchange and interest rate exposures. This will be offset by higher cash interest payments in future years. The prior year fourth quarter included an interest payment of GBP293 million on closing out GBP2.6 billion of fixed interest rate swaps following receipt of the Cegetel sale proceeds. The full year return on investment and servicing of finance reflected a net cash outflow of GBP527 million compared to GBP1,506 million last year influenced by the same factors.

The net cash outflow on fixed asset purchases and sales was GBP765 million in the quarter which compares to GBP632 million last year reflecting the rising investment in our network transformation programme. The full year net cash outflow was GBP2,477 million compared to GBP2,381 million last year. Capital expenditure for 2004/5 is expected to rise from this year's level of GBP2,673 million, but remain within its GBP3 billion annual target, as the group invests in its 21st century network programme. This is designed to support the next generation of services and revenues, whilst enhancing the customer experience and generating significant cost savings.

Free cash flow (before acquisitions and disposals, dividends and financing) was a net inflow of GBP819 million in the quarter compared to GBP931 million last year and the full year inflow was GBP2,071 million compared to GBP1,708 million last year.

The share buyback programme continued with the repurchase of 48 million shares for GBP86 million in the quarter. This brings the full year position to the repurchase of 81 million shares for GBP144 million.

Net debt at March 31, 2004 was GBP8,425 million, 12 per cent below last year. We continue to target a net debt level of around GBP7 billion in 2006/7.

Pensions

The FRS17 position at March 31, 2004 showed a deficit of GBP3.6 billion, net of tax, being a reduction of GBP2.7 billion (43 per cent) since March 31, 2003. However, pension costs will continue to be accounted for in accordance with SSAP24 for 2004/5.

Customer satisfaction

BT has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. The group achieved a further 4 percentage point improvement in the level of customer dissatisfaction in the quarter to 22 per cent for the year which follows the improvement of 37 per cent in the 2003 financial year.

Broadband

There was an installed base of 2.45 million Wholesale broadband lines by May 14, 2004, an increase of 162 per cent on the number of connections 12 months ago, with net additions in the quarter growing at more than 35,000 per week. The increasing base is reflected in a 112 per cent increase in broadband revenues to GBP165 million in the quarter which brings the full year revenue to GBP491 million, an increase of 107 per cent over last year.

During the fourth quarter, BT announced four cutting-edge consumer broadband products and services called Flexible Bandwidth, BT Rich Media, BT Communicator and BT Remote Management System. These services will provide our customers with additional capabilities from broadband and stimulate further take up.

On April 27, 2004, we announced the roll out of ADSL broadband to a further 1,128 exchanges by no later than Summer 2005. This will help bring broadband to exchanges serving 99.6 per cent of UK homes and businesses, compared to the current coverage of 90 per cent. This will give the UK one of the most extensive broadband networks in the world.

Outlook
The strong growth in new wave turnover, our ICT order book and the growth in broadband show our strategy is working. We will build on this success and accelerate the transformation of our business.
We remain committed to our strategy and are confident in our ability to deliver our key strategic goals.
_____________________________________________________________________
The Annual Report and Form 20-F is expected to be published on June 2, 2004. The Annual General Meeting of BT Group plc will be held in Cardiff on July 14, 2004.






OPERATING PERFORMANCE BY LINE OF BUSINESS

Fourth quarter       Group      Group operating   EBITDA        Capital
ended             turnover   profit (loss) (iii)  (iii)     expenditure
March 31, 2004       GBPm           GBPm           GBPm           GBPm
(i)

BT Retail            3,520           310           346             46
BT Wholesale         2,708           397           888            544
BT Global
Services             1,649             7           163            160
Other                   15           (43)           15             94
Intra-group
items (ii)          (3,105)            -             -              -
          Total      4,787            671        1,412            844
=================   ========      ============ ==========    ===========



Year ended           Group     Group operating    EBITDA         Capital
March 31, 2004    turnover   profit (loss) (iii)   (iii)     expenditure
  )                   GBPm        GBPm              GBPm            GBPm

BT Retail           13,534       1,434             1,596            118
BT Wholesale        10,859       1,681             3,600          1,809
BT Global
Services             5,782        (105)              508            479
Other                   35        (118)              112            267
Intra-group
items (ii)         (11,691)          -                 -              -
          Total     18,519       2,892             5,816          2,673
=================   ========              ============ ==========    ===========


(i)       See note 2 on pages 24 to 28 for prior year figures.

(ii) Elimination of intra-group turnover between businesses, which is included in the turnover of the originating business.

(iii)     Before goodwill amortisation and exceptional items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and changed with effect from April 1, 2003 in certain circumstances to reflect reorganisations within the group and regulatory changes. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level.

The line of business commentaries refer to EBITDA, which is defined as group operating profit before depreciation and amortisation.

BT Retail


                    Fourth quarter ended March       Year ended March 31
                    31
                      2004     2003*    Better         2004     2003*  Better
                                        (worse)                        (worse)
                      GBPm     GBPm          %         GBPm     GBPm       %

Group turnover       3,520    3,554         (1)      13,534   13,882      (3)
Gross margin           918      981         (6)       3,722    3,936      (5)
Sales, general and
administration         572      564         (1)       2,126    2,207       4
costs
EBITDA                 346      417         (17)      1,596    1,729      (8)
Depreciation            36       48          25         162      201      19
Operating profit       310      369         (16)      1,434    1,528      (6)

Operating profit
before leaver costs    392      385           2       1,546    1,567      (1)

Capital expenditure     46       40         (15)        118      109      (8)

*Restated to reflect changes in intra-group trading arrangements.

Growth in new wave turnover of 48 per cent, the highest ever quarterly growth, was offset by the 9 per cent decline in traditional turnover which resulted in an overall decline of 1 per cent compared to the fourth quarter of last year. After adjusting for the regulatory reductions to mobile termination rates, turnover was maintained.


                       Fourth quarter ended March       Year ended March 31
                      31
BT Retail turnover     2004     2003*      Better         2004     2003*  Better
                                          (worse)                        (worse)

                       GBPm     GBPm            %       GBPm     GBPm        %
Voice Services        2,196    2,397           (8)     9,012    9,665       (7)
Intermediate            578      652          (11)     2,356    2,534       (7)
Products
Traditional           2,774    3,049           (9)    11,368   12,199       (7)
ICT                     594      440           35      1,734    1,502       15
Broadband               101       42          140        307      131      134
Mobility                 34       19           79         84       42      100
Other                    17        4     n/m              41        8   n/m
New Wave                746      505           48      2,166    1,683       29
             Total    3,520    3,554           (1)    13,534   13,882       (3)

Sales to other BT
businesses incl.
above                   277      240           15        904      903        -



*Restated to reflect changes in intra-group trading arrangements.

Turnover from voice services was 8 per cent lower than the fourth quarter of last year.

The overall market for fixed to fixed voice call minutes is estimated to have declined by 1 per cent compared to the fourth quarter of last year, partly reflecting the migration to new wave products and services such as IPVPN's and substitution by e-mail, instant messaging and mobile services.

BT Group's total originating measured call volumes have decreased by 5 per cent in the quarter versus the fourth quarter last year. Internet and data related call volumes decreased by 6 per cent reflecting the slow down in the growth of flat rate internet access products offset by the migration to broadband which is not measured in minutes. Total geographic (local, national and international) call volumes declined by 7 per cent which is similar to the trend in previous quarters and largely reflects the decline in the market and loss of market share. The rate of fixed to mobile call volume decline was maintained at 2 per cent, the same decline as the third quarter.

Turnover from intermediate products decreased by 11 per cent compared to the fourth quarter of last year mainly driven by a decline in retail private circuits and ISDN as customers migrate to cheaper wholesale partial private circuits and new wave products including broadband and IPVPN.

BT Retail's rate of new wave turnover growth increased to 48 per cent compared to the fourth quarter of last year. ICT turnover increased by 35 per cent, reflecting the growth in new IP based services, and additional turnover from contract wins, including the NHS, partly offset by a decline in business telephony equipment. Broadband turnover continued to grow rapidly at 140 per cent in the quarter, with 928,000 BT Retail customers at March 31, 2004. In November, BT launched BT Mobile Home Plan through retail stores. BT now has a consumer and corporate mobile customer base of 144,000. Total BT Retail turnover from mobility services increased by 79 per cent.

Our mobility and convergence strategy took a major step forward with the announcement of our partnership with Vodafone which will create one of the world's first fully converged fixed-mobile communications service. We will be launching a convergent handset, Project Bluephone, in collaboration with Alcatel, Ericsson and Motorola, by the end of the year. These are critical steps to convergence that will mean customers no longer need to own multiple phones and their single device will switch seamlessly between networks. Our goal is to generate around GBP1 billion of annual mobility and convergence revenues for BT Group within five years.

As we build our broadband and mobility customer base we will incur subscriber acquisition costs which we write off as incurred. The creation and development of new value added services will involve the recognition of upfront development costs. In addition, we will undertake additional advertising to support our new service propositions and reinforce our position in our new wave growth businesses.

The total number of BT Retail lines, which includes voice, digital and broadband, increased by 0.2 per cent to 29.6 million compared to March 31, 2003, reflecting the continued growth in broadband partially offset by declining PSTN and ISDN lines.

The gross margin reduced by 1.5 percentage points to 26.1 per cent compared to the fourth quarter of last year, reflecting lower prices partly offset by lower charges from BT Wholesale in line with market and regulatory prices, and the change in the revenue mix from traditional business to new wave services.

Cost transformation programmes continue to generate significant savings with GBP71 million before leaver costs (15 per cent) achieved in the traditional business in the quarter resulting in full year savings of GBP228 million. BT Retail incurred leaver costs of GBP82 million in the quarter, an increase of GBP66 million over last year.

Operating profit in the quarter of GBP310 million was 16 per cent lower than the prior year. However, excluding the impact of leaver costs, operating profit increased by 2 per cent.



BT Wholesale



                     Fourth quarter ended March       Year ended March 31
                     31
                       2004     2003*     Better         2004     2003*  Better
                                         (worse)                        (worse)

                       GBPm     GBPm          %        GBPm     GBPm        %


External turnover       864      900         (4)      3,445    3,525       (2)
Internal turnover     1,844    1,915         (4)      7,414    7,722       (4)
Group turnover        2,708    2,815         (4)     10,859   11,247       (3)

Total operating
costs                 1,841    1,890          3       7,351    7,691        4
before depreciation
Other operating
income                   21       31        (32)         92      125      (26)
EBITDA                  888      956         (7)      3,600    3,681       (2)
Depreciation            491      485         (1)      1,919    1,923        -
Operating profit        397      471        (16)      1,681    1,758       (4)

Capital expenditure     544      478        (14)      1,809    1,652      (10)


*Restated to reflect changes in intra-group trading arrangements.

BT Wholesale's turnover for the quarter of GBP2,708 million was 4 per cent lower, and operating profit of GBP397 million was 16 per cent lower than the fourth quarter of last year.

Excluding leaver costs, operating profit was 11 per cent lower than the fourth quarter of last year.

External turnover fell by GBP36 million (4 per cent) almost all of which is accounted for by price reductions on mobile call termination rates which have no impact on profitability. New wave external turnover has continued to show strong growth with an 83 per cent increase to GBP115 million reflecting the increase in broadband volumes and managed services. This growth offsets the reduction in traditional turnover after excluding the impact of the reduced mobile call termination rates. Traditional turnover was impacted by the reductions from the regulatory Network Charge Control (NCC) pricing formulae resulting in weighted average price reductions of around 7 per cent across the basket of relevant products. The continued migration from retail private circuits to partial private circuits has also reduced traditional turnover.

Turnover from other parts of BT of GBP1,844 million in the quarter decreased by 4 per cent reflecting lower call and retail private circuit volumes, reductions on mobile call termination rates and other price reductions.

Despite an increase in network volumes, BT Wholesale's operating costs of GBP1,841 million excluding depreciation and exceptional items, decreased by GBP49 million (3 per cent) compared to the fourth quarter of last year. Leaver costs in the quarter were GBP42 million, an increase of GBP19 million compared to last year. The focus on improved operational efficiencies has resulted in efficiency savings of GBP77 million in the quarter, taking the full year total to GBP280 million, well ahead of the full year target of GBP250 million.



BT Global Services



                     Fourth quarter ended March 31     Year ended March 31
                      2004      2003*      Better       2004    2003*  Better
                                           (worse)                     (worse)
                       GBPm      GBPm          %      GBPm     GBPm         %

Group turnover       1,649     1,526           8     5,782   5,417         7
EBITDA                 163        89          83       508     238       113
Operating profit
(loss)                   7       (79)      n/m        (105)   (375)       72
Capital expenditure    160       152          (5)      479     445        (8)



*Restated to reflect changes in intra-group trading arrangements.

BT Global Services has produced another quarter of improved profitability, generating a positive operating profit for the first time. The operating profit of GBP7 million represents an GBP86 million improvement on last year.

Turnover for the quarter rose by 8 per cent to GBP1,649 million. Solutions turnover grew by 12 per cent reflecting the conversion of the strong order intake over the past twelve months into turnover. BT Syntegra produced another strong quarter's results, with turnover from the NHS contracts contributing towards the growth of 32 per cent. Global Products turnover grew by 10 per cent, benefiting from growth in Multi Protocol Label Switching (MPLS).

For the second quarter in succession orders were in excess of GBP2 billion with Solutions and BT Syntegra orders of GBP2.3 billion in the quarter, our highest ever in a single quarter. Solutions has been awarded the leading role in a 7 year contract worth an estimated GBP533 million, to procure, integrate and manage networking services for the new national network for the NHS. In total, ICT contract wins for the last 12 months amount to more than GBP7 billion, providing a committed revenue stream over a number of years. Further large contract wins are likely to lead to increased upfront bid and contract set up costs.

EBITDA increased by 83 per cent from the fourth quarter of last year to GBP163 million. Higher turnover, together with lower network, selling, general and administration costs following continuing cost reduction initiatives helped generate a GBP7 million operating profit. The majority of this improvement arose in the Global Products and Solutions businesses.

Global Services' transformation is continuing. To further enhance BT's position in the ICT market we will devote additional resources to this sector in 2004/5, in particular by strengthening our international network centric solutions and systems integration capabilities.
___________________________________________________________________________




GROUP PROFIT AND LOSS ACCOUNT
for the three months ended March 31, 2004
--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 6)
       (unaudited)   Notes            GBPm                 GBPm      GBPm
-------------------- ------          ----------         ----------- ---------



Group turnover       2, 4            4,787                   -     4,787
Other
operating
income                                  44                   -        44
Operating
costs                    3          (4,160)                (10)   (4,170)

Group
operating
profit (loss)            2             671                 (10)      661
Group's share
of operating
losses of
associates and
joint ventures           4              (6)                (26)      (32)
Total
operating
profit (loss)                          665                 (36)      629

Profit on sale
of fixed asset
investments
and group
undertakings                             4                   -         4
Profit on sale
of property
fixed assets                            12                   -        12
Net interest
payable                  7            (222)                  -      (222)

Profit (loss)
before
taxation                               459                 (36)      423

Taxation                              (123)                  2      (121)

Profit (loss)
after taxation                         336                 (34)      302
Minority
interests                                1                   -         1
Profit (loss)
attributable
to
shareholders                           337                 (34)      303

Earnings per
share                    9
- basic                                3.9p                          3.5p
- diluted                              3.9p                          3.5p
--------------------  ------            ----------         ----------- ---------






GROUP PROFIT AND LOSS ACCOUNT

for the three months ended March 31, 2003
--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 6)
       (unaudited)   Notes               GBPm                GBPm       GBPm
-------------------- ------          ----------         ----------- ---------

Group turnover       2, 4               4,778                   -     4,778
Other operating
income                                     67                   -        67
Operating
costs                    3             (4,112)                 (4)   (4,116)

Group
operating
profit (loss)            2                733                  (4)      729
Group's share
of operating
profits
(losses) of
associates and
joint ventures           4                 19                  (2)       17
Total
operating
profit (loss)                             752                  (6)      746

Profit on sale
of fixed asset
investments
and group
undertakings             5                  -               1,526     1,526
Profit on sale
of property
fixed assets                                4                   -         4
Net interest
payable                  7               (266)               (293)     (559)

Profit before
taxation                                  490               1,227     1,717

Taxation                                 (159)                 88       (71)

Profit after
taxation                                  331               1,315     1,646
Minority
interests                                   5                   -         5
Profit
attributable
to
shareholders                              336               1,315     1,651

Earnings per
share                    9
- basic                                   3.9p                         19.1p
- diluted                                 3.9p                         19.0p
--------------------  ------            ----------         ----------- ---------


GROUP PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2004
--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 6)
                     Notes                 GBPm                GBPm      GBPm
-------------------- ------          ----------         ----------- ---------

Group turnover       2, 4               18,519                   -    18,519
Other
operating
income                                     177                   -       177
Operating
costs                    3             (15,804)                (19)  (15,823)

Group
operating
profit (loss)            2               2,892                 (19)    2,873
Group's share
of operating
losses of
associates and
joint ventures           4                  (8)                (26)      (34)
Total
operating
profit (loss)                            2,884                 (45)    2,839

Profit on sale
of fixed asset
investments
and group
undertakings                                 4                  32        36
Profit on sale
of property
fixed assets                                14                   -        14
Net interest
payable                  7                (886)                (55)     (941)

Profit (loss)
before
taxation                                 2,016                 (68)    1,948

Taxation                                  (568)                 29      (539)

Profit (loss)
after taxation                           1,448                 (39)    1,409
Minority
interests                                    8                   -         8
Profit (loss)
attributable
to
shareholders                             1,456                 (39)    1,417

Dividends                                                               (732)

Retained
profit for the
period                                                                   685

Earnings per
share                    9
- basic                                   16.9p                         16.4p
- diluted                                 16.8p                         16.3p
--------------------  ------            ----------         ----------- ---------


GROUP PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2003
--------------------  ------ ----------            -----------         ---------
                             Before goodwill       Goodwill              Total
                             amortisation and      amortisation and
                             exceptional items     exceptional items
                                                   (note 6)
                     Notes               GBPm                GBPm       GBPm
-------------------- ------          ----------         ----------- ---------

Group turnover       2, 4              18,727                   -    18,727
Other
operating
income                                    215                   -       215
Operating
costs                    3            (16,152)               (218)  (16,370)

Group
operating
profit (loss)            2              2,790                (218)    2,572
Group's share
of operating
profits of
associates and
joint ventures           4                181                 148       329
Total
operating
profit (loss)                           2,971                 (70)    2,901

Profit on sale
of fixed asset
investments
and group
undertakings             5                  -               1,691     1,691
Profit on sale
of property
fixed assets                               11                   -        11
Amounts
written off
investments                                (7)                  -        (7)
Net interest
payable                  7             (1,146)               (293)   (1,439)

Profit before
taxation                                1,829               1,328     3,157

Taxation                                 (598)                139      (459)

Profit after
taxation                                1,231               1,467     2,698
Minority
interests                                  (5)                 (7)      (12)
Profit
attributable
to
shareholders                            1,226               1,460     2,686

Dividends                                                              (560)

Retained
profit for the
period                                                                2,126

Earnings per
share                    9
- basic                                  14.2p                         31.2p
- diluted                                14.1p                         31.0p
--------------------  ------            ----------         ----------- ---------





GROUP CASH FLOW STATEMENT
for the three months and year ended March 31, 2004
          --------------------- -----------------       -----------------
                                       Fourth quarter          Year ended
                                       ended March 31          March 31
                                    2004       2003        2004           2003
                                          (unaudited)
                                   GBPm        GBPm        GBPm            GBPm
          ---------------------   --------  ---------   --------- ---  ---------
Net cash inflow from operating
activities* (note 10)              1,568      2,247       5,389          6,023

Dividends from associates and
joint ventures                         -          2           3              6

Net cash inflow (outflow) for
returns                              148       (528)       (527)        (1,506)
on investments and servicing
of finance**

Taxation paid                       (132)      (158)       (317)          (434)
                                  --------  ---------   ---------      ---------
Purchase of tangible fixed          (802)      (676)     (2,684)        (2,580)
assets
Net sale of fixed asset
investments                            4         17         131            105
Sale of tangible fixed assets         33         27          76             94
                                  --------  ---------   ---------      ---------
Net cash outflow for capital
expenditure and financial
investments                         (765)      (632)     (2,477)        (2,381)
          ---------------------   --------  ---------   --------- ---  ---------
Free cash inflow before
acquisitions, disposals and
dividends                            819        931       2,071          1,708
---------------------             --------  ---------   --------- ---  ---------
                                  --------  ---------   ---------      ---------
Acquisitions                         (33)       (63)        (61)           (77)
Disposals                              -      2,706           1          2,919
                                  --------  ---------   ---------      ---------
Net cash (outflow) inflow for
acquisitions and disposals           (33)     2,643         (60)         2,842

Equity dividends paid               (277)      (194)       (645)          (367)

Cash inflow before use of
liquid                               509      3,380       1,366          4,183
resources and financing

Management of liquid resources       857     (2,379)      1,123         (1,729)
                                  --------  ---------   ---------      ---------
Issue of ordinary share capital        -          -           -             42
Repurchase of ordinary share
capital                              (86)         -        (144)             -
New loans                              6          -       1,326             20
Repayment of loans                (1,475)      (958)     (3,627)        (2,471)
Net movement on short-term
borrowings                             -          -           -            (64)
                                  --------  ---------   ---------      ---------

Net cash outflow from financing   (1,555)      (958)     (2,445)        (2,473)
(Decrease) increase in cash         (189)        43          44            (19)

Decrease in net debt from cash
flows (note 11)                      423      3,380       1,222          4,225
          ---------------------   --------  ---------   --------- ---  ---------
*Net of deficiency and special
pension contributions               (380)         -        (742)          (329)
**Net of interest receipts on        303          -         420              -
restructuring currency swap
portfolio




GROUP BALANCE SHEET
at March 31, 2004
                       ------------------------------    ---------    ---------
                                                        March 31      March 31
                                                            2004          2003
                                                            GBPm          GBPm
                       ------------------------------    ---------    ---------

Fixed assets
Intangible assets                                            204          218
Tangible assets                                           15,487       15,888
Investments                                                  377          555
                                                          16,068       16,661
Current assets
                                                         ---------    ---------
Stocks                                                        89           82
Debtors                                                    5,189        5,043
Investments                                                5,163        6,340
Cash at bank and in hand                                     109           91
                                                          10,550       11,556
Creditors: amounts falling due within one year
Loans and other borrowings                                 1,271        2,548
Other creditors                                            7,277        7,132
                                                           8,548        9,680
                                                         ---------    ---------

Net current assets                                         2,002        1,876

Total assets less current liabilities                     18,070       18,537

Creditors: amounts falling due after more than
one year
Loans and other borrowings                                12,426       13,456

Provisions for liabilities and charges (note 12)           2,504        2,376

Minority interests                                            46           63

Capital and reserves (note 13)
                                                         ---------    ---------
Called up share capital                                      432          434
Reserves                                                   2,662        2,208
                                                         ---------    ---------
Total equity shareholders' funds                           3,094        2,642

                                                          18,070       18,537
                       ------------------------------    ---------    ---------

NOTES

1 Basis of preparation
The preliminary results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the Report and Accounts of BT Group plc for the year ended March 31, 2003. Figures for the years ended March 31, 2004 and 2003 are extracts from the group accounts for those years.

The group accounts for the year ended March 31, 2004, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, were approved by the Board of Directors on May 19, 2004 and have not yet been delivered to the Registrar of Companies but are expected to be published on June 2, 2004.

2                    Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures have been restated for these changes but there is no impact at a group level. The eliminations are intra-group eliminations.

With effect from January 1, 2003 the operations of BT Openworld were transferred under the management control of BT Retail. The comparative figures have been restated to report BT Openworld as part of BT Retail for all the periods under review.

2 Results of businesses continued

(a)                Operating results
                       External   Internal   Group      Group           EBITDA
                                                        operating
                       turnover   turnover   turnover   profit (loss)   (iii)
                                                        (iii)
                           GBPm       GBPm       GBPm      GBPm          GBPm
Fourth quarter ended
March 31, 2004
BT Retail                 3,243        277      3,520        310          346
BT Wholesale                864      1,844      2,708        397          888
BT Global
Services                    665        984      1,649          7          163
Other                        15          -         15        (43)          15
Intra-group
items (ii)                    -     (3,105)    (3,105)         -            -
               Total      4,787          -      4,787        671        1,412

Fourth quarter ended
March 31, 2003 (i)
BT Retail                 3,314        240      3,554        369          417
BT Wholesale                900      1,915      2,815        471          956
BT Global
Services                    560        966      1,526        (79)          89
Other                         4          -          4        (28)          49
Intra-group
items (ii)                    -     (3,121)    (3,121)         -            -
               Total      4,778          -      4,778        733        1,511

Year ended March 31,
2004
BT Retail                12,630        904     13,534      1,434        1,596
BT Wholesale              3,445      7,414     10,859      1,681        3,600
BT Global
Services                  2,410      3,372      5,782       (105)         508
Other                        34          1         35       (118)         112
Intra-group
items (ii)                    -    (11,691)   (11,691)         -            -
               Total     18,519          -     18,519      2,892        5,816

Year ended March 31,
2003 (i)
BT Retail                12,979        903     13,882      1,528        1,729
BT Wholesale              3,525      7,722     11,247      1,758        3,681
BT Global
Services                  2,183      3,234      5,417       (375)         238
Other                        40          1         41       (121)         157
Intra-group
items (ii)                    -    (11,860)   (11,860)         -            -
               Total     18,727          -     18,727      2,790        5,805

(i) The results of the lines of business for the quarter and year ended March 31, 2003 have been restated to reflect changes to intra-group trading arrangements.

(ii) Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.

(iii)     Before goodwill amortisation and exceptional items.

2 Results of businesses continued

BT Global Services analysis
                         --------------------       ---------------------
                         Fourth quarter             Year ended March 31
                         ended March 31
                         -------------------        ---------------------
                          2004    2003   Better      2004    2003   Better
                                                                    (worse)
                                         (worse)

                          GBPm    GBPm       %       GBPm    GBPm             %
Group turnover
Solutions                  822     731       12     2,802   2,455            14
Syntegra                   253     192       32       721     623            16
Global Products            487     444       10     1,831   1,674             9
Global Carrier             252     268       (6)      962     974            (1)
Other and
eliminations              (165)   (109)     (51)     (534)   (309)          (73)
                         1,649   1,526        8     5,782   5,417             7
EBITDA
Solutions                  119      73       63       337     286            18
Syntegra                    17      15       13        37      34             9
Global Products             36      16      125       113     (44)  n/m
Global Carrier              51      49        4       163     148            10
Other (i)                  (60)    (64)       6      (142)   (186)           24
                           163      89       83       508     238           113

Operating profit (loss)
(ii)
Solutions                  100      50      100       261     209            25
Syntegra                    14      12       17        28      24            17
Global Products            (61)    (85)      28      (273)   (432)           37
Global Carrier              29      24       21        74      57            30
Other (i)                  (75)    (80)       6      (195)   (233)           16
                             7     (79)  n/m         (105)   (375)           72

Capital expenditure        160     152       (5)      479     445            (8)

(i) Other is after charging leaver costs of GBP14m in the fourth quarter (GBP19m last year) and GBP33m in the year ended March 31, 2004 (GBP65m last year).

(ii)       Before goodwill amortisation.

2 Results of businesses continued

(b) Group turnover analysis
                  --------------------        -------------------
                  Fourth quarter              Year ended
                  ended March 31              March 31
                  --------------------        -------------------
                   2004    2003   Better        2004     2003   Better (worse)
                                  (worse)
                   GBPm    GBPm         %       GBPm     GBPm                %
Traditional       3,709   3,997        (7)    15,132   16,115               (6)
New wave          1,078     781        38      3,387    2,612               30
                  4,787   4,778         -     18,519   18,727               (1)

Consumer          1,474   1,509        (2)     5,974    6,067               (2)
Business            660     666        (1)     2,600    2,716               (4)
Major Corporate   1,652   1,534         8      5,909    5,794                2
Wholesale/Carrier   986   1,065        (7)     4,002    4,110               (3)
Other                15       4   n/m             34       40              (15)
                  4,787   4,778         -     18,519   18,727               (1)

Note: New wave includes the external new wave turnover of BT Retail (ICT, broadband, mobility and classified directories) and BT Wholesale (broadband and managed services) and the external turnover of Global Solutions and BT Syntegra. Consumer includes the external turnover of BT Retail from consumer customers.

Business includes the external turnover of BT Retail from SME customers.

Major Corporate includes the external turnover of BT Retail from major corporate customers and the external turnover of BT Global Services, with the exception of Global Carrier.

Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.

(c) Capital expenditure on plant, equipment and motor vehicle additions

                                              Fourth            Year ended
                                              quarter
                                              ended March       March 31
                                              31
                                               2004    2003      2004    2003
                                               GBPm    GBPm      GBPm    GBPm
BT Retail                                        46      40       118     109
BT Wholesale
Access                                          249     252       966     888
Switch                                           17      30        87     164
Transmission                                     64      81       213     260
Products/systems support                        214     115       543     340
                                                544     478     1,809   1,652
BT Global Services
Syntegra and Solutions                           41      30       121      66
UK Networks                                      39      56       131     140
Other                                            80      66       227     239
                                                160     152       479     445
Other (including fleet vehicles and property)    94      54       267     239
                                      Total     844     724     2,673   2,445

2 Results of businesses continued

(d) Net operating assets (liabilities)
                                               March 31              March 31
                                                   2004                  2003
                                                   GBPm                  GBPm
BT Retail                                           (40)                 (430)
BT Wholesale                                     11,940                12,041
BT Global Services                                1,291                 1,912
Other                                               188                   217
                            Total                13,379                13,740

Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

3                    Operating costs

                                        Fourth quarter         Year ended
                                        ended March 31         March 31
                                           2004      2003        2004     2003
                                           GBPm      GBPm        GBPm     GBPm
Net staff costs before leaver costs         875       835       3,533    3,395
Leaver costs                                149        71         202      276
Net staff costs                           1,024       906       3,735    3,671
Depreciation                                740       777       2,921    3,011
Payments to telecommunication operators     973       915       3,963    3,940
Other operating costs                     1,423     1,514       5,185    5,530
Total before goodwill amortisation        4,160     4,112      15,804   16,152
and exceptional items
Goodwill amortisation                         3         4          12       20
Exceptional items                             7         -           7      198
                                Total     4,170     4,116      15,823   16,370

4                    Group's share of associates and joint ventures

                                               Fourth quarter   Year ended
                                               ended March 31     March 31
                                                2004    2003     2004    2003
                                                GBPm    GBPm     GBPm    GBPm
Share of associates and joint ventures            91     188      395   1,455
turnover
Share of operating (losses) profits before
goodwill amortisation and exceptional items       (6)     19       (8)    181
Impairment of associates and joint ventures
and                                              (26)      -      (26)    150
release of related costs
Amortisation of goodwill                           -      (2)       -      (2)
Total share of operating (losses) profits of
associates and joint ventures                    (32)     17      (34)    329

5 Profit on sale of fixed asset investments and group undertakings

The profit in the three months ended March 31, 2003 of GBP1,526m was mainly attributable to the profit on sale of our stake in Cegetel of GBP1,509m. After recognition of an exceptional interest charge of GBP293m on closing out GBP2.6bn of fixed interest rate swaps, following receipt of the Cegetel sale proceeds of GBP2.6bn, the net profit on sale was GBP1,216m.

6 Exceptional items and goodwill amortisation
                                               Fourth quarter     Year ended
                                               ended March 31     March 31
                                                2004     2003     2004    2003
                                                GBPm     GBPm     GBPm    GBPm
Profit on sale of fixed asset investments and
group undertakings                                 -    1,233       32   1,398
Property rationalisation costs                     -        -        -    (198)
Impairment of investments and release for
related costs                                    (26)       -      (26)    150
Exceptional operating costs                       (7)       -       (7)      -
Net interest payable                               -        -      (55)      -
Goodwill amortisation                             (3)      (6)     (12)    (22)
Net (charge) credit before tax and minority
interests                                        (36)   1,227      (68)  1,328

7 Net interest payable
                                              Fourth quarter       Year ended
                                              ended March 31       March 31
                                          2004         2003       2004    2003
                                          GBPm         GBPm       GBPm    GBPm
Group                                      265          609      1,220   1,609
Joint ventures and associates                5            4         19      25
Total interest payable                     270          613      1,239   1,634
Interest receivable                        (48)         (54)      (298)   (195)
Net interest payable                       222          559        941   1,439

Analysed:
Before exceptional items                   222          266        886   1,146
Exceptional items                            -          293         55     293
                            Total          222          559        941   1,439

8 Dividends
                                          Year ended              Year ended
                                            March 31                March 31
                                        2004           2003       2004   2003
                                          pence per share         GBPm   GBPm
Interim dividend                        3.20           2.25        278    194
Proposed final dividend                 5.30           4.25        454    366
                                        8.50           6.50        732    560

9 Earnings per share
The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.
The average number of shares in the periods were:

                                     Fourth quarter              Year ended
                                     ended March 31              March 31
                                   2004        2003            2004        2003
                                  million of shares           million of shares
Basic                             8,597       8,623           8,621       8,616
Diluted                           8,645       8,671           8,676       8,668

10 Reconciliation of operating profit to operating cash flow

                                          Fourth quarter         Year ended
                                          ended March 31         March 31
                                             2004      2003       2004    2003
                                             GBPm      GBPm       GBPm    GBPm
Group operating profit                        661       729      2,873   2,572
Depreciation and amortisation                 744       782      2,936   3,035
Changes in working capital                    527       814        237     501
Provision movements, pensions                (364)      (78)      (657)    (85)
and other
Net cash inflow from operating activities   1,568     2,247      5,389   6,023

11 Net debt
(a)                Analysis
                                                                At March 31
                                                               2004       2003
                                                               GBPm       GBPm
Long-term loans and other borrowings falling due after
more than one year                                           12,426     13,456
Short-term borrowings and long-term loans and other
borrowings falling due within one year                        1,271      2,548
Total debt                                                   13,697     16,004
Short-term investments                                       (5,163)    (6,340)
Cash at bank                                                   (109)       (91)
Net debt at end of period                                     8,425      9,573

11 Net debt continued
(b)               Reconciliation of net cash flow to movement in net debt

                                          Fourth quarter           Year ended
                                          ended March 31           March 31
                                         2004        2003        2004     2003
                                         GBPm        GBPm        GBPm     GBPm
Net debt at beginning of period         8,795      12,917       9,573   13,701
Decrease in net debt resulting from
cash flows                               (423)     (3,380)     (1,222)  (4,225)
Net debt assumed or issued on
acquisitions                                1           -           1      (13)
Currency and other movements               15          35           4       67
Other non-cash movements                   37           1          69       43
Net debt at end of period               8,425       9,573       8,425    9,573

12 Provisions for liabilities and charges
                                                             At March 31
                                                         2004             2003
                                                         GBPm             GBPm
Deferred taxation                                       2,191            2,017
Pension provisions (a)                                     36               33
Other provisions                                          277              326
                                                        2,504            2,376

(a) The pension prepayment relating to the BT Pension Scheme of GBP1,172m at March 31, 2004 (GBP630m last year) is included in debtors and falls due after more than one year.

13 Share capital and reserves

                                     Share capital        Reserves       Total
                                              GBPm            GBPm        GBPm
Balances at April 1, 2003                      434           2,208       2,642
Repurchase of share capital                     (2)           (142)       (144)
Profit for the financial year                    -           1,417       1,417
Dividend                                         -            (732)       (732)
Currency movements                               -             (89)        (89)
Balances at March 31, 2004                     432           2,662       3,094

14 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                          Fourth quarter            Year ended
                                          ended March 31             March 31
                                          2004        2003        2004    2003
                                          GBPm        GBPm        GBPm    GBPm
Group operating profit                     661         729       2,873   2,572
Exceptional items                            7           -           7     198
Depreciation                               741         778       2,924   3,015
Goodwill amortisation                        3           4          12      20
EBITDA before exceptional items          1,412       1,511       5,816   5,805

15                Pensions

The group continues to account for pensions in accordance with SSAP24. Full implementation of FRS17 has been deferred by the Accounting Standards Board and would apply to BT for the 2005/06 financial year. However, in the 2005/06 financial year the group will adopt International Financial Reporting Standards
(IFRS). The requirements for disclosure under FRS17 remain in force between its issue and full implementation of IFRS and extracts of the required information are set out below.

The assumptions used to calculate the BTPS liabilities under FRS17 at
March 31, 2004 are:
                         Real rates (per annum)      Nominal rates (per annum)
                              2004         2003            2004          2003
                                 %            %               %             %
Average future
increases in wages and
salaries                      1.00*        1.50*           3.63*         3.78*
Average increase in
pensions in payment
and deferred pensions            -            -            2.60          2.25
Rate used to discount
scheme liabilities            2.83         3.08            5.50          5.40
Inflation - average
increase in retail
price index                      -            -            2.60          2.25

*There is a short term reduction in the real salary growth assumption to 0.75% for the first three years (2003) and first two years (2004).

The net pension deficit set out below under FRS17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at March 31, 2004 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

             March 31, 2004                     March 31, 2003
             Assets   Present value  Deficit     Assets  Present value  Deficit
                      of liabilities                     of liabilities
               GBPm          GBPm      GBPm       GBPm          GBPm      GBPm
BTPS         26,900        32,000     5,100     21,500        30,500     9,000
Other
liabilities       -            36        36          -            33        33
Total                                 5,136                              9,033
deficit
Deferred tax
asset                                (1,541)                            (2,710)
at 30 per
cent
Net pension
liability                             3,595                              6,323

16 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted Accounting Principles.

                                          Fourth quarter          Year ended
                                           ended March 31          March 31
                                          2004          2003      2004    2003
Net income attributable to                 373         2,987       883   4,134
shareholders (GBPm) including
exceptional items

Earnings per ADS (GBP)
- basic                                   0.43          3.46      1.02    4.80
- diluted                                 0.43          3.45      1.02    4.77

Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.
Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is GBP1,455m deficit at March 31, 2004 (March 31, 2003 - GBP2,258m).


Forward-looking statements - caution advised
Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: cash flow, earnings per share and customer satisfaction targets; expectations regarding broadband, ICT and mobility growth, ADSL broadband roll out, and revenues from new wave products and services; the possible or assumed future results of operations of BT and/or its lines of business; investment in the 21st century network and the generation of long-term cost savings and customer benefits; and expectations regarding revenue growth, dividend pay-out ratio, debt reduction, rewarding shareholders and investing for the future. Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 20 May 2004